Exhibit 99.1

Press release — No. 1 / 2019

Zealand Pharma completes equity investment in strategic partner Beta Bionics

•                  Zealand Pharma invests USD 3.5 million in the final close of strategic partner Beta Bionics’ series B financing round

•                  Beta Bionics is the developer of the iLet™ bionic pancreas — an autonomous dual hormone artificial pancreas, using Zealand’s dasiglucagon for automated glucose regulation in type 1 diabetes

•                  Dasiglucagon is a potential first-in-class glucagon analogue for use together with insulin in dual-hormone infusion therapy with potential to transform diabetes management

Copenhagen, January 4, 2019 — Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, announced the completion of a USD 5 million strategic equity investment in Beta Bionics, a medical technology company developing the iLet™ bionic pancreas system. The iLet is a pocket-sized, dual-chamber, autonomous, glycemic control system that mimics a biological pancreas by calculating and dosing insulin and/or glucagon as needed based on data from the diabetic patient’s continuous glucose monitor. The iLet will utilize Zealand’s proprietary first-in-class stable glucagon analogue, dasiglucagon, in combination with insulin. This dual hormone therapy has the potential to significantly improve diabetes management for people who today are on insulin therapy.

In 2017, Zealand made an initial USD 1.5 million equity investment in Beta Bionics with an option to invest a further USD 3.5 million pending the achievement of specific development milestones. Zealand has now exercised this option based on the significant regulatory and clinical progress seen throughout 2018. This strategic equity investment, as part of the Series B financing, further strengthens the collaboration between Zealand Pharma and Beta Bionics in moving forward with the Phase 3 program for iLet in 2019.

Prior clinical studies have demonstrated that patients with type 1 diabetes using the autonomous dual hormone system spend significantly more time in the normal glucose range, had significantly fewer dangerous hypoglycemic events (low blood sugar), and reduced need for correcting the low blood glucose with excessive food intake (source: data on file).

“We are truly impressed with the clinical data generated so far with the iLet™ and excited by the progress in our collaboration with Beta Bionics. We look forward to starting the pivotal phase 3 development program in the second half of 2019,” said Adam Steensberg, Chief Medical and Development Officer at Zealand. “Zealand’s proprietary stable glucagon analogue, dasiglucagon, has great potential to dramatically improve Type 1 diabetes patient care and outcomes when used in cutting edge dual-hormone artificial pancreas pumps like the iLet.”

Zealand Pharma has demonstrated in multiple clinical trials that dasiglucagon is effective in preventing and correcting insulin-induced low plasma glucose events (hypoglycemia). With its unique stability profile in liquid formulations, dasiglucagon is strongly suited for use in dual-hormone artificial pancreas pump systems as already demonstrated with Beta Bionics’ iLet.

“Our enduring commitment at Beta Bionics is to bring the dual-hormone iLet to market to improve the lives of as many people with type 1 diabetes as possible,” said Ed Damiano, President and Chief Executive Officer at Beta Bionics.  “We are very excited by the impressive results achieved with dasiglucagon in pre-clinical studies and clinical trials. We look forward to beginning our phase 3 pivotal trial program with the talented team at Zealand Pharma.”

For further information, please contact:

Britt Meelby Jensen, President, and Chief Executive Officer
Tel.: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Executive Vice President and Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About dasiglucagon (glucagon analog stable in liquid formulation) for use in other indications

Dasiglucagon is a Zealand-invented glucagon analog with a unique stability profile in a ready-to-use aqueous solution. It is also in development for two additional indications: treatment of severe hypoglycemia, and treatment for children born with a genetic mutation that causes congenital hyperinsulinism (CHI).

About Type 1 diabetes dual-hormone bionic pancreas

People with type 1 diabetes suffer from insulin deficiency and inappropriate glucagon secretion. Both hormones are essential to ensure stable and healthy blood glucose levels. Consequently, patients must monitor and adjust their blood sugar levels to remain in proper glycemic control, as both high and low blood glucose may adversely impact their health, both in the short- and long-term.

During outpatient and home-use randomized cross-over trials, the bionic pancreas dosing algorithms integrated into the iLet have shown significant reductions in blood glucose levels, and simultaneous reductions in hypoglycemia in adults, adolescents, and pre-adolescents with type 1 diabetes (New England Journal of Medicine. 2014, 371:313-25; Lancet Diabetes and Endocrinology. 2016, 4:233-43, Lancet. 2017, 389:369-80).

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand Pharma on LinkedIn or Twitter @ZealandPharma.

About Beta Bionics, Inc.

Beta Bionics is a for-profit Massachusetts public benefit corporation founded in 2015 to commercialize the iLet, a revolutionary bionic pancreas controlled by mathematical dosing algorithms, which incorporate machine-learning artificial intelligence to autonomously regulate glucose in people with diabetes.  These dosing algorithms were developed in the Damiano Lab at Boston University and refined based on results from years of clinical research in adults and children with T1D.  Beta Bionics is a Certified B Corporation™ whose founders — in addition to Ed Damiano — include other parents of children with type 1 diabetes.  Beta Bionics is committed to acting in the best interests of the diabetes community and to profoundly disrupting the diabetes medical device industry by bringing the iLet to market as expeditiously and responsibly as possible.

Beta Bionics is based in Boston, Massachusetts with certain operations in Irvine, California. For further information about the Company’s business and activities, please visit betabionics.com or follow Beta Bionics Facebook, YouTube, Instagram, LinkedIn and Twitter @BetaBionics.